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BEAU Eatery

Restaurant

Miami, FL
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THE PITCH
BEAU Eatery is seeking investment to contribute towards the build-out and launch of a new restaura
First LocationLease Secured
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INVESTOR PERKS

BEAU Eatery is offering perks to investors. You earn the most valuable perk available based on your
business. You will not also receive the perks of lesser value, unless specified below.

SILVER INVESTOR PERKS Invest $2,500 or more to qualify. 10 of 10 remaining

$250 First year complimentary restaurant spend

GOLD INVESTOR PERKS Invest $5,000 or more to qualify. 5 of 5 remaining

$500 First year complimentary restaurant spend

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MENU

BEAU Eatery's menu will feature a selection of traditionally inspired Southern cuisine. To enlighten th
delicious Southern cuisine, it began during the time of grand plantation homes and feasts of barbequ
the influence of slavery, the South would not have cultivated a distinct food culture. Southern cuisine
traditions and ingredients of three primary groups: Native Americans, immigrants from the British Isle
"blend" has resulted in a "core" cuisine in the South that one can find from Virginia to Texas. At its co
and imported ingredients, necessity and frugality. A medley of cultural influences from around the w
what it is today. For beverages, handcrafted southern inspired cocktails, domestic and imported bee
provide customers with a wide range of choices. In addition, a partnership with local breweries will g
experience.

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THE TEAM
ILEANA ACOSTA
FOUNDER

Ileana Acosta has over 17 years of experience in the sales and marketing arena and is skilled in deve
platforms. One of the areas of strength is shifting market share and managing a successful team. Ilea
relationship, but utilizes strategic sales techniques that consistently outperform the competitive set.
exploring new foods but she additionally takes great pride in sharing her extraordinary food related s
her 8-year-old daughter how to cook, her love for food has positioned her as a guest on the Food Ne
alongside a celebrity chef.

VINCENT WALTON
FOUNDER

Vincent Walton is a leading professional that has demonstrated his entrepreneurial mindset and pass
and operating six restaurants throughout the USA. Prior to opening restaurants, he served as a Gene
played a significant role in overseeing all six restaurant outlets. Moreover, he has a deeply rooted ur
arena, which takes into account the importance of catering to consumers.

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IN DEPTH BUSINESS PLAN
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise

Cleaning Expenses $6,000 $6,150 $6,303 $6,460 $6,621

Phone/Internet/Computer $8,400 $8,610 $8,825 $9,045 $9,271

Kitchen Supplies $3,000 $3,075 $3,151 $3,229 $3,309

Office Supplies $6,000 $6,150 $6,303 $6,460 $6,621

Banking $3,600 $3,690 $3,782 $3,876 $3,972

Reservation System $3,600 $3,690 $3,782 $3,876 $3,972

Travel Misc. $1,800 $1,845 $1,891 $1,938 $1,986

Professional Fees $18,000 $18,450 $18,911 $19,383 $19,867

Due & Subscriptions $9,000 $9,225 $9,455 $9,691 $9,933

Public Relations & Marketing $60,000 $61,500 $63,037 $64,612 $66,227

Paper $6,000 $6,150 $6,303 $6,460 $6,621

Misc. $18,000 $18,450 $18,911 $19,383 $19,867

Credit Card Fee $56,304 $57,711 $59,153 $60,631 $62,146

Operating Profit $952,010 $1,079,200 $1,174,427 $1,244,363 $1,284,002

This information is provided by BEAU Eatery. Mainvest never predicts or projects performance, and h
financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

BEAU EATERY BUSINESS PLAN.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends May 26, 2021

Summary of Terms

Legal Business Name BEAU HOSPITALITY GROUP LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 1%-2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

No operating history

BEAU Eatery was established in January, 2021. Accordingly, there are limited financial statements ar
When evaluating this investment opportunity, investors should consider factors outlined in the risk s

Forecasted milestones

Different strategies will be put in place to ascertain that the risks to our business are controlled or m

Investing sufficient funds into the business to meet all required business operation requirements.

Adopting effective strategies to promote our business and general services

Minimizing overhead costs, which increases the bottom-line profit.

Building strategic and symbiotic partnerships with necessary companies.

Building a sufficient customer base,

Providing a constant and effective communication link.

Real Estate Risk

BEAU Eatery is still in the process of securing a location to lease, which will be necessary to conduc
Eatery is unable to find and secure a location that is adequate, investors may lose some or all of thei

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of BEAU Eatery to make the payments you expect, an
back, depends on a number of factors, including many beyond our control.

Limited Services

BEAU Eatery operates with a very limited scope, offering only particular services to potential clients,
in customer preferences.

Limited Operating History

BEAU Eatery is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
Eatery competes with many other businesses, both large and small, on the basis of quality, price, loc
Changes in customer preference away from BEAU Eatery's core business or the inability to compete
competitors could negatively affect BEAU Eatery's financial performance.

Financial Forecasts Risks

BEAU Eatery is unable to obtain additional funding when needed, it could be forced to delay its busir
altogether.

Changes in Economic Conditions Could Hurt BEAU Eatery

Factors like global or national economic recessions, changes in interest rates, changes in credit marl
conditions, declining employment, changes in real estate values, changes in tax policy, changes in p
crises, among other factors are unpredictable and could negatively affect BEAU Eatery's financial pe
operate. In the event BEAU Eatery ceases operations due to the foregoing factors, it can not guaran
operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some oth
as a public offering of shares (for example, publicly-traded firms must generally provide investors wi
statements that have been audited by an independent accounting firm). Although Title III does requi
that you would make a different decision if you had more information.

Lack of Ongoing Information

BEAU Eatery will be required to provide some information to investors for at least 12 months followin
information is far more limited than the information that would be required of a publicly-reporting co
stop providing annual information in certain circumstances.

Uninsured Losses

Although BEAU Eatery will carry some insurance, BEAU Eatery may not carry enough insurance to pr
Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at le
BEAU Eatery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws
laws, antitrust laws, and health care laws, could negatively affect BEAU Eatery's financial performanc
Specifically, any additional regulation on the industry could significantly negatively affect the busine

Future Investors Might Have Superior Rights

If BEAU Eatery needs more capital in the future and takes on additional debt or other sources of fina
rights superior to yours. For example, they might have the right to be paid before you are, to receive
voice in management, or otherwise.

so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any

Subordination

The Notes shall be subordinated to all indebtedness of BEAU Eatery to banks, commercial finance le
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for
Instead, a representative will be appointed according to the procedures set forth in the Note Indentu
the representative, or that the representative will do things you believe are wrong or misguided. If ar
representative has been appointed, all of the representative's reasonable expenses must be paid be
with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

This information is provided by BEAU Eatery. Mainvest never predicts or projects performance, and I
information. For additional information, review the official Form C filing with the Securities and Excha
website.
This is a preview. It will become public when you start accepting investment.
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